THIS DOCUMENT IS IN NO WAY INTENDED AS OR CONSTITUTES AN OFFER TO SELL OR A SOLICITATION TO PURCHASE ANY SECURITY, INTEREST OR OTHER INVESTMENT IN CLEVELAND WHISKEY LLC, AN OHIO LIMITED LIABILITY COMPANY.

This document is provided solely as a general description of the Cleveland Whiskey projected business plan and is subject to change. This document is not being delivered in connection with an offer to sell or a solicitation to purchase securities and may not be used or relied upon in such context. Any such offer or solicitation will be made solely pursuant to a subscription agreement, disclosure statement or private placement memorandum.

06.15.18

Table of Contents

Appendices

Executive Summary

In the summer of 2013, INC Magazine wrote about a new company called Cleveland Whiskey. It was an innovation focused, advanced technology manufacturing company that was about to disrupt an industry steeped in tradition. An industry dominated by billion-dollar conglomerates and companies that haven't changed their methods in generations. Whiskey "traditionalists" were already calling us heretics.

Skip forward a few years and we've captured a total of fifty-five medals and awards at competitions around the world, including twenty-two gold, double gold and "best-of" awards. We were pleased, but not entirely surprised, to be named "Whiskey Distillery Innovator of the Year" at the 2016 Berlin International Spirits Competition. And the following year named "Bourbon Whiskey Distillery of the Year" at the 2017 Asia International Spirits Competition.

We're not just winning gold medals but standing tall in taste tests as well. In over 3,600 blind taste tests, our 100 proof Cleveland Black Reserve™ has been consumer tested against Knob Creek®, an established Suntory-Beam small-batch Kentucky Bourbon, which in the past decades has won almost every gold and double-gold medal available in whiskey competitions around the world. A bit like David against Goliath, our own bourbon was preferred 54% of the time.

Uniquely positioned in a growing world market, we're producing some truly amazing and interesting bourbons, building a meaningful, well-positioned brand and aggressively scaling production with proprietary technology that provides significant competitive advantage.

Our plan positions the company for an exit in a 3 to 5-year time frame, with a valuation based on disruptive technology and demonstrated market acceptance. Importantly, in 2017 we saw robust growth over 2016 sales, both in terms of bottles sold and total revenue dollars with expected profitability in 2019.

Financial and operating projections are summarized below (See **Appendix: Financial Statements**):

Financial Projections ($)

	2016	2017	Budget 2018	Forecast 2019	Forecast 2020
Revenue	949,510	1,528,902	2,660,257	4,494,774	6,795,232
Cost of Revenue	523,690	628,804	1,222,353	1,647,279	2,572,446
Gross Profit	425,820	900,098	1,437,904	2,847,495	4,222,786
Total Operating Expenses	936,239	1,250,841	1,622,597	2,147,017	3,134,639
Interest and Other	15,818	37,411	25,841	40,000	45,000
Pre-Tax Income (loss)	(526,237)	(388,154)	(210,534)	660,478	1,043,147
EBITDA	(418,878)	(216,178)	(99,193)	837,278	1,361,747

Note: Actual financials may differ from the projections depending upon execution of the business plan, including but not limited to the amount of funds raised, deployed and allocated (capital expenditures or deductible expenditures) and the application of GAAP.

Our technology allows us to bypass the inefficiencies and restrictions of barrel aging, which dramatically reduces inventory requirements, eliminates evaporative loss and accelerates new product development and market entry. Importantly we're producing spirits with flavor profiles that can't be duplicated, and doing it without sugar, syrup, artificial flavor or color.

It's an expanding world market. The competition can't keep up with demand and consumers are searching for new and interesting sensory experiences. That's something we can deliver. It's the right technology, in the right market and at the right time with an increasing number of acquisitions at record valuations (see "**Equity and Valuations**").

In 2018 we are expanding non-traditional marketing programs, with a focus on varied consumer trial scenarios driving first purchase and word of mouth (see "**Marketing and Sales**"). With the necessary funding, we continue implementing advances in our technology, increase production capacity and improve manufacturing cost structures and gross margins.

We also launched an initiative that commercializes the wood we use to make our whiskey. Packaged and sold as **Bourbon Infused Smoker Bricx™**, the product is wet-packed and targeted to a growing market of barbeque/smoker enthusiasts. With relatively high margins and the ability to sell both at retail and on-line (www.smokerbricx.com) we obtain a new, incremental and counter cyclical revenue stream. Importantly we expect considerable whiskey/bricx synergy, using the bricx to help us expand our whiskey distribution and the whiskey to help us sell our bricx.

With total funding to date totaling $3.6 million, the company is expecting to seek two phases of additional debt and equity funding totaling $6 million. The initial phase is planned as a "regulation crowdfunding," an approach we successfully pursued in 2016. Pre-money valuation for the initial phase of this round is pegged at $14.8 million. The funding allows for significant production capacity increases, new product development, expanded domestic and international distribution, increased brand support and organizational investment (see "**Use of Funds**" for specifics).

Our growth strategy is focused on product differentiation, driving purchase through trial, mainstream pricing and leveraged point of sale. We expect continued and substantial revenue growth making this the right time to invest.

Market Demand and the Whiskey Shortage

Almost four years ago, *Esquire* was already writing about "The Shortage Worth Worrying About: Great Whiskey" and warning that this was not an "overhyped, viral shortage" dreamed up by the marketers, but rather a real impending event.

The cover story of *Fortune Magazine* (February 24th, 2014) screams out "DRINK UP! "and writes a feature on the "billion-dollar bourbon boom" and "how American whiskey got so damn hot."

On June 3rd, 2014, USA Today reported on the looming whiskey shortage while 3 days later *the U.S. News and World Report* posts an almost late to the game on-line story titled "Whiskey Shortage Possible with

Soaring Demand." A month earlier *Forbes* wrote about "The Great Whiskey Shortage" reporting "we're drinking bourbon faster than distillers can make it."

Four Roses® Distillery shut down exports because they couldn't meet demand. Maker's Mark®, tried to water down their bourbon (with disastrous social media consequences) and Knob Creek simply ran out for a time while other brands put products on allocation. But that was yesterday, what about today?

The industry can't seem to move fast enough with investments in new production facilities, with almost every major player building new capacity. The problem is that these investments will take years, if not a full decade, to begin making an appreciable impact on supply relative to demand.

In emerging markets where whiskey represents a conspicuous "affordable luxury" for growing middle-class populations, there's an immediate opportunity: to fill market gaps, establish brands and profile flavors to fit different, albeit evolving palettes.

Is there still a whiskey shortage? Producers have made significant investments, looked for market opportunities to premium price limited runs, re-label products and package "craft" label spin-offs (i.e. Jim Beam Signature Craft http://www.jimbeam.com/en-us/bourbons/harvest-collection and Orphan Barrel Bourbon https://www.orphanbarrel.com/).

The media is shifting the story thespiritsbusiness.com/2017/08/the-american-whiskey-masters-2017-results/ and moving on, but there's still a real opportunity to grab and hold shelf-space and consumer preference, with shortages persisting in most sectors and allocations continuing "with no foreseeable end in sight" thespiritsbusiness.com/2017/02/biggest-bourbon-distillery-projects-of-2017 according to Harlan Wheatley, Master Distiller at Buffalo Trace.

Products

The company currently stocks a total of eight (8) Bourbon Whiskey variations on retail shelves along with a series of short-run specialties and custom barrel products. The first two products we released share a classic Bourbon flavor and aroma profile, as follows:

1. Cleveland Black Reserve (100 Proof Bourbon). Released in March of 2013, the Black Reserve is a high proof bourbon that's exceptionally dark with a bold, mouth filling flavor that hints of dark chocolate, black cherry and Italian espresso. This is the one we've been using in blind taste tests against Knob Creek and it is consistently preferred by one out of two participants.

2. The "Eighty-Seven®", is another bourbon with a little less oak and a little more spice from the rye grain in the mash bill. Slightly more approachable, it still has a relatively high proof at 87, but is priced more aggressively as an every-day whiskey for cocktails.

Our third release spiced it up, quite literally. A seasonal bourbon with all-natural flavors designed for both regular whiskey drinkers and those new to the category.

3. Christmas Bourbon®. It simply tastes like Christmas. We don't over-do it with sugar, and you'll still get all the flavor and aroma of a true premium bourbon coupled with nutmeg, cinnamon, all-spice, cloves, vanilla and just a hint of orange.

In addition to the first three releases, and using the unique capabilities of our technology, we've developed some blue ocean initiatives (see *Blue Ocean Strategy: How to Create Uncontested Market Space and Make Competition Irrelevant* by W. Chan Kim and Renee Mauborgne) with our Cleveland Underground™ line. A series of medal winning bourbons finished with transformative woods like black cherry, hickory, sugar maple, apple and honey locust. No sugar, no syrup, no artificial flavor or color. Uniquely positioned in a whiskey market that derives most of their flavor from the basic and traditional oak barrel. This is some of the most important work we're doing and a principal reason behind winning awards like "Whiskey Innovator of the Year".

4. Cleveland Underground / Black Cherry Wood Finished Bourbon. At 94 Proof, this uniquely finished bourbon delivers a well-rounded rich texture with light and slightly tart flavors from the cherry. On track to win more Gold and Double Golds than the rest of our line.

5. Cleveland Underground / Apple Wood Finished Bourbon. Subtle green apple tartness with a light and airy body at 90 Proof. Tender sweetness with notes of baking spice. Another Gold Medal winner with continued sales growth.

6. Cleveland Underground / Sugar Maple Wood Finished Bourbon. Using charred, air-dried and sustainably harvested sugar maple, there are subtle sweet maple, vanilla and caramel undertones with a rich and robust color.

7. Cleveland Underground / Hickory Wood Finished Bourbon. Noticeable, but not overbearing smoky undertones, this is unquestionably Bourbon Whiskey for Scotch drinkers. A relatively high 94 Proof, there are flavors of toffee, space and smoked vanilla.

8. Cleveland Underground / Honey Locust Wood Finished Bourbon. A unique and silky mouth feel, this 90 Proof Bourbon is soft and elegant with just a hint of honey and spring flowers.

We're currently testing small runs of various rums, finished agave spirits and an interesting take on rye whiskey. We'll hold on more details until we launch, but in the meantime, we continue to run a series of limited production, distillery only collaborations with local partners. To date, in addition to multiple barrels of maple syrup and locally roasted craft coffee infusions, we've produced beer barrel bourbons with coconut porter, stout, winter spice and a Belgium quintuple. Sold principally during Open House events, we benefit jointly from shared social media promotion and develop increasing numbers of brand advocates.

In addition, we market a custom barrel program to bar and restaurant chains, off-premise accounts, charitable organizations and social membership groups. Using the full range of flavors from our Cleveland Underground brands, we can offer custom blends with unique flavor profiles, individualized proof levels and with the organization names and logos on the labels. It's an extremely efficient sales process which delivers a high margin, high value and high satisfaction product to our customers.

Competition

While whiskey market volume has continued to grow over the past decade, it's the premium space that has seen double digit growth in each of the last few years (Distilled Spirits Council Economic Briefing, 2/1/18).

Consider that just twenty years ago Jim Beam made one product, the very familiar white label *Jim Beam Kentucky Straight Bourbon*. Now, the product line includes not only the core Bourbon, but also *Jim Beam Black 8-Year-Old, Basil Hayden's Small Batch, Jim Beam Devil's Cut, Knob Creek Small Batch, Booker's Uncut/Unfiltered Small Batch, Baker's Small Batch* and more. Wild Turkey Distillery, in addition to its standard bottling now offers *Rare Breed Small Batch, Wild Turkey "Kentucky Spirit" Single Barrel, Wild Turkey Tribute* (at $90 a bottle) and *Russell's Reserve Limited Edition.* Other major American Distilleries do the same, including Heaven Hill Distilleries, the Jack Daniel's Distillery and Buffalo Trace Distillery. Even the iconic Maker's Mark, now part of the Beam Suntory conglomerate introduced its first new brand in almost 6 decades with Maker's 46®, selling at hefty premium to the standard Maker's Mark. The movement was part of an imperative to seek better margins on shrinking stocks of well-aged whiskey but there are certainly changing consumer preference and expectations which make it all work.

While none of these big company / smaller production premium brands make it into the top 10 (Information Resources Inc., Chicago) they're crowding retail space and bar shelves as evidenced in this sample whiskey menu from Pub 819 www.pub819.com in Hopkins, Minnesota. Note that we don't yet have distribution in Minnesota, so you won't find Cleveland Whiskey on this menu, but imagine the competition and difficulty in trying to squeeze in a listing and see some measurable level of consumption as a result.



** House Whiskey

WHISKEY

FLIGHTS

BEAMING BOURBON
Jim Beam, Jim Beam Single Barrel, Jim Beam 12 yr [17]

BEAM SMALL BATCH
Bookers, Bakers, Knob Creek [19]

HIGH RYE BOURBON
Old Grand Dad 114, Basil Hayden, Buffalo Trace [18]

JACK FLIGHT
Jack Daniels, Jack Daniels Single Barrel, Gentleman Jack [15]

CRAFT RYE FLIGHT
Cody Road, FEW, Koval [15]

KNOB CREEK FLIGHT 1
Knob Creek Rye, Knob Creek Bourboun, Knob Creek Single Barrel [16]

RYE FLIGHT #1
Old Overholt, Sazerac, Knob Creek [15]

RYE FLIGHT #2
Templeton Rye, George Dickel Rye, Bulleit Rye [15]

SINGLE MALT FLIGHT
Brenne French, Irishman 12, Yamazaki 12 [25]

SCOTCH SINGLE MALT FLIGHT
Glenlevit 12, Glenfiddich 12, Macallan 12 [20]

HIGH WEST
Son of Bourye, Bourye, Campfire [20]

IRISH GOLD FLIGHT
Jameson, Jameson Black, Redbreast 12 [17]

OLD-SCHOOL IRISH FLIGHT
John Powers, Kilbeggan, Connemara [17]

BOURBON

BOURBON	1.25 oz	2 oz
**Knob Creek - KENTUCKY - 120 proof - *exclusively made for Pub 819*	7.5	11
TRADITIONAL		
Bakers 7	9	14
Bookers	10	14
Elijah Craig 12	5	8
Forged Oak	25	35
Jim Beam	5	7
Jim Beam Single Barrel	9	14
Jim Beam Signature 12 year	9	14
Willett Pot Still Reserve	9	14
Knob Creek	6	10
E.H. Taylor JR Single Barrel	8	14
HIGH RYE		
1792 Ridgemont Reserve	8	11
Buffalo Trace	9	14
Bulleit	6	8
Basil Hayden's	9	14
Old Grand Dad	4.5	7
Old Grand Dad 114	5	8
Wild Turkey 81	5	8
Woodford Reserve	6	9
WHEATED		
Makers Mark	7	10
Makers 46	8	11

SCOTCH

SCOTCH	1.25 oz	2 oz
SINGLE MALT		
Benromach Traditional	8	12
Glenlivet 12 year	7	12
Glenlivet 40 year	40	55
Glenfiddich 12 year	7.5	11
Macallen 12 year	12	17
Macallen 18 year	25	35
Macallen 42 year	75	125
BLENDED		
Dewar's	6.5	9
Johnnie Walker Red Label	5	8
Johnnie Walker Black Label	6	9
Johnnie Walker Gold Label	15	20
Johnnie Walker Platinum Label	19	25
Johnnie Walker Blue	25	35

RYE

RYE	1.25 oz	2 oz
**Cody Road - IOWA - *exclusively made for Pub 819*	6.5	9
Bulleit Rye	6	8
E.H. Taylor 100	8	14
George Dickel Rye	6	9
High West Double Rye	8	13
High West Rendezvous	10	16
Knob Creek Rye	7	11
Old Overholt	4.5	7
Sazerac Rye	7	10
Templeton Rye	7	11

AMERICAN

AMERICAN	1.25 oz	2 oz
BOURBON		
Few Bourbon	7	11
Jefferson's Reserve Bourbon	9	14
New Holland Beer Barrel Bourbon	7	11
NOVELTY		
Panther Spiked Apple - MN	5.5	8
Fireball	5	8
Jack Daniels Honey	5	8
Hochstadters Slow & Low Rock	6	9
RYE		
Few Rye	7	11
Koval Rye	8	13
OTHER		
Bernheim Wheat	8	11
High West Bourye	15	21
High West Son of Bourye	9	14
High West Valley Tan	10	15
Seagrams 7	5	7
Rogue Single Malt	8	12
Rogue Dead Guy Whiskey	8	12
High West Campfire Whiskey	9	14
Few White - Chicago	7	11
Koval Four Grain - Chicago	9	15
11 Wells White - St.Paul	6	9
High West Silver Oat	8	12
Panther White	5	8
George Dickel White	6	9

TENNESSEE

TENNESSEE	1.25 oz	2 oz
George Dickel #8	5	8
Jack Daniels	5	8
Jack Daniels Single Barrel	10	14
Gentleman Jack	7	11

IRISH

IRISH	1.25 oz	2 oz
BLENDED		
Bushmills	5.75	8
Kilbeggan	5	8
2 Gingers	5	8
Jameson	5	8
Jameson Black Barrel	7	11
Jameson 12 year	11	15
John Powers	5	8
SINGLE MALT		
Tyrconnell	7	11
Connemara Irish	8	12
Irishman 12	14	18
SINGLE GRAIN		
Greenore	11	15
SINGLE POT STILL		
Red Breast 12	12	17

CANADIAN

CANADIAN	1.25 oz	2 oz
Canadian Club	4.75	7.5
Crown Royal Deluxe	5.75	8.5
Crown Royal Maple	7	10
Crown Royal Black	7	10
Seagrams VO	4.75	7
Windsor	4.5	7
Wisers Deluxe	4.75	7
Wisers Spiced Vanilla	5	8

REST OF THE WORLD

Yamazaki 12 year	12	17
Yamazaki 18 year	25	35
Brenne French Single Malt	10	14

819 MAINSTREET • HOPKINS • 952.933.1230

Although still representing a fraction of spirit production volume, the American Craft Distillery movement continues its rapid growth, with 1,589 active "craft" distilleries in production as of August 2017 (American Craft Spirits Annual Economic Briefing, October 2017). For some perspective, there were seven in 1990 (http://wineandcraftbeveragenews.com/craft-distilling-exploding-across-country/. While volume remains modest, estimated at only 2.6% of the overall market, craft brands increasingly are present on retail shelves and in numerous on-premise locations. Importantly, they're influencing the larger distillers to introduce so-called craft brands. One example is Jim Beam's Signature Craft series of "small batch bourbons" that include a premium packaged and premium priced 12-year old bourbon, as well as new bourbon finished with Spanish brandy.

From a technology perspective, Cleveland Whiskey is unique with our mix of intellectual property and proprietary secrets. We are not however ignoring South Carolina based Terressentia. With a patented technology centered on the application of ultrasonic waves, they claim to produce a spirit with a "smoother mouth feel and enhanced taste" www.terressentia.com. Although not specifically an "aging" process, the technology is currently being applied to un-aged distilled products and some of the younger bourbons. Los Angeles based Lost Spirits, another technology competitor, claims the use of high-intensity light and has focused more on licensing small production systems to other craft distillers.

Marketing and Sales

We've seen *Yellow Tail, Fat Bastard, Smoking Loon, Bistro Dog and Crocodile Chase*. Brand names like *Mad Housewife*, *Frogs Leap, 3 Blind Moose* and *Barefoot* are now common in the wine business and it's energized the market. It also changed consumer expectations in other categories.

Vodka jumped in early with creative names and new imagery provided by *Grey Goose, Tito's, Absolut, Effen, Cîroc* and others. Don't forget flavors and infusions. If there has been one single most effective strategy for attaining shelf space and increasing market demand in the vodka category (at least until recently), it's been new flavors for existing brands.

Craft brewers have shown their creativity as well. One doesn't have *to look much farther than Cleveland-based Great Lakes Brewing with product names like Burning River Pale Ale, Christmas Ale* and *Holy Moses White Ale*. Names which range from *My Wife's Bitter* and *Pearl Necklace Oyster Stout* to *Hoptimus Prime* are crafted like recipes in the hands of a master chef.

Then there's whiskey. Whiskey is traditionally focused on distillery heritage names and vintage, and yet there's movement by producers toward intangible symbolism and unique product characteristics. Consumers have taken notice of small batch/single barrel products which give the perception of custom crafted products and there's a sprinkling of contemporary and innovative brands like *The Peat Monster, Superstition* and *Hedonism*. More recently, we've seen flavor setting the category on fire (pardon the pun) with Fireball Cinnamon, Red Stag and American Honey.

Bottom line is that right now there's a market opportunity that aligns with the innovative capabilities at Cleveland Whiskey. It also opens the door for creative thinking in our approach to sales and marketing.

Let's start with getting product on the shelves.

Complicated, bureaucratic and often draconian regulations and tax rules vary from state to state and distribution in the United States is a time consuming, intensive and expensive process. The infamous "three-tier" system means that producers must use licensed distributors, who in turn must sell to licensed retailers.

To make it work requires classic "feet to the ground" sales through distributors, which are followed up by assertive sales and support, including promotional visits to both on and off-premise facilities, "ride-along" initiatives with the distributor sales reps as well as participation in training and tasting events at retailers. We play at the edges with the big guys but it's admittedly costly, requires a traditional sales force and aggressive investment for marketing support.

The 2018 top-line revenue budget is based on a continuation and refinement of the approach developed and partially implemented in 2017. With a motivated, focused and well-trained sales staff, we're aggressively sampling product across a range of venues with a focus using taste experience to drive retail purchase.

Our primary concentration includes our home market of Ohio, markets in the Northeast including New Hampshire, Massachusetts, Connecticut and Rhode Island; as well as other Mid-West regions including Illinois, Michigan and Indiana. In 2017 we added both California and Florida to our distribution where we're beginning to see some early, albeit limited, traction.

Secondary markets, which include New York, New Jersey, Maryland, Tennessee and Georgia continue to be managed principally through distributor activities and selected incentive programs with minimal staff presence.

International: *The focus for 2018 revenue is clearly domestic. International revenue was off target in both 2016 and 2017 with Asian markets slow to gain traction and continued regulatory and political issues causing disruption in the European Union. While international markets are an important part of our long-term plan, it's not part of the 2018 forecast. Note that although we continue discussions with distributors and brokers in China, South Korea and the United Kingdom, markets with the potential for incremental revenue in 2018, recent tariff discussions will potentially slow down this process.*

Once our bottles are on the shelves, what do we do next?

We're increasing marketing investments in 2018 to build and develop resources that more consistently deliver brand awareness and preference in markets where we have a shelf presence. Pivoting away from agency support as our primary "marketing department" to a more experienced, focused and creative internal team is already in progress and expected to be a key driver in continued revenue growth on a multi-year basis.

Sales support is focused on consumer trial. Not just on-premise with menu placement, signature drink development and mixologist advocacy, but through other, non-traditional scenarios such as charity events. It is all critical in moving consumers from drink trial to bottle purchase. Off-premise, we're developing a series of improvements in display configuration and placement, point of purchase activities and other consumer involvement programs.

Support through digital communications including social media, web and e-mail activities are all being expanded with additional allocations of financial and human resources. Specifically, we expect to rebuild and better align our current website (www.clevelandwhiskey.com) as well as focusing on systematic engagement with our self-identified customer base through Facebook, e-mail, Instagram and other communication channels.

Another marketing component is the activation of the "Nine Fifty-One" which refers to the investors we brought on through Title III on-line funding in 2016. They're in addition to the 15-existing accredited and employee investors.

With an expanded marketing support team, we're planning not only more communications, but also better tools to help them advocate the brand and incentives when appropriate. The Nine Fifty-One are already supporters of the company, they have their own spheres of influence and it's simply up to us to help the process. The objective is to leverage much more of what we do, gain almost a thousand new voices and work hard to not only talk but listen and engage.

We can also color outside the lines.

In late 2017 we started production of a new product using the wood we use to make our whiskey. Bourbon infused, we're packaging this former waste stream into a unique and premium entry in the barbeque/smoker market. There's certainly an opportunity for an additional and counter-seasonal revenue stream, but perhaps more importantly, and this is a key part of our growth strategy, we see our Bourbon Infused "Smoker Bricx" as a way to leverage our whiskey sales and build our overall brand.

With an e-commerce site just released (www.smokerbricx.com) we're reaching out to potential influencers with sample packages, have engaged a culinary consultant to develop recipes, social content and guide us appropriately (www.tripprion.com) and started the process of signing brand ambassadors to develop retail accounts and give us credibility in the space.

Of course, what we primarily make is whiskey, but describing us as simply another distiller is a little like comparing Uber® to a Yellow Cab® company. Take for instance our version of custom barrel programs offered by larger players such as Buffalo Trace, Jack Daniel's and Angel's Envy. Our custom blended "barrels" allow retailers, restaurant chains and even individual bulk purchases (i.e. corporations) to customize a blend which includes a unique range of wood finishes.

Consider that our bourbons are not only initially aged in oak, but also finished with transformative woods such as black cherry, sugar maple, hickory or apple. The range is extensive and will ultimately include more exotic yet sustainable woods such as pear, almond and mesquite.

Our custom barrel program is hand-sold by specially trained Cleveland Underground brand advisors and typically involves a sale with a minimum 120 bottle purchase (750 ml) with labels embossed to identify the specific blend selected by and for the purchaser. Importantly, the sales process is efficient, and the result is significantly more profitable.

Guided by imagination, not tradition or regulation, are the series of collaborations we're building with craft breweries, local coffee roasters and even a maple syrup company. We not only collaborate on limited production whiskey runs but effectively leverage our partners social media network.

Equity and Valuation

To calculate a valuation – let's consider some relevant examples of how much the company might ultimately be worth at exit, starting first with traditional valuations based on consumer brands.

In May of 2009, Campari paid $581 million for the established yet underperforming Wild Turkey bourbon brand at an estimated four times revenue and 12 times EBITDA during a period of recession influenced market valuations. In September of 2012, Rémy Cointreau agreed to acquire Bruichladdich, the Islay single malt Scotch whisky brand for $90.3 million. The transaction represents EBITDA multiple of 24. Analysts had predicted that the single malt brand would sell for around £43 million ($66.7 million). Note that only two years prior, Bruichladdich was bought from Beam Global Spirits & Wines in 2000 for $10.1 million.

In 2014, Campari bought the closely-held Forty Creek Distillery for $167 million at an estimated multiple of 14.5 trailing earnings. Even more recently, Japan's Suntory acquired Beam for $16 billion, valuing the U.S. whiskey maker at a trailing earnings multiple of 20.5 (pre-interest, taxes, depreciation and amortization). In April of 2014, Diageo (Johnnie Walker Scotch and Smirnoff vodka) made a strategic bid of $1.9 billion to take majority control in United Spirits. The Diageo bid indicates a valuation pegged at 38 times 2013 EBITDA. Outbidding Pernod Ricard and LVMH Moet in October of 2016, Constellation Brands acquired High West Distillery in a $160 million deal that valued the company at almost 11 times trailing revenue. Although valuations weren't disclosed, in December of 2017, Cuervo acquired the Pendleton whiskies in a deal believed to be worth $205 million.

It's worth noting that acquisitions aren't enough. The industry needs to expand capacity and they're making investments accordingly.

While some companies are struggling with price changes and allocations to manage limited supplies, Brown-Forman, with brands that include Jack Daniels® Tennessee Whiskey, Old Forester® Kentucky Bourbon and Woodford Reserve® is spending more than $100 million to expand their current infrastructure. Not to be outdone, Wild Turkey's parent Gruppo Campari has also invested more than $100 million in new production facilities. It's important to note however that these investments won't have a noticeable impact for years.

There's more to this than just traditional valuation models.

While valuations based strictly on these measures are positive, we believe that a sizable portion of the value of this company lies in the technology. Specifically, our ability to be the world's only "just in time" manufacturer of whiskey. We expect that any future valuation for Cleveland Whiskey will consider not only case sales, growth prospects, revenue and EBITDA, but also the impact of our disruptive technology which can significantly change the cost structure and capacity constraints of any larger and more traditional spirits manufacturer.

Consider for example the 6.6 million barrels of whiskey currently aging in Kentucky alone (see Kentucky Distillers Association "2017 Bourbon Facts"). That's over 2 billion 90 proof bottles. The cost of maintaining that inventory, waiting for 6, 8, 10 or more years, dealing with evaporative loses, taxes on every barrel and simply the time value of the investment is enormous.

Our technology would help.

When demand is increasing, our technology implementation reduces the need for expanded production capacity. Conversely, when supply is exceeding demand, production levels can be quickly reduced or transferred to other spirit products without the carrying cost of larger capital investments and the worries of insufficient inventory levels for future demand.

A technology which enables manufacturers to measurably reduce COGS, move traditional barrel inventory to finished product significantly faster and dramatically accelerate the new product development process is arguably of more value than anything achieved from near to mid-term brand building.

Indeed, part of the relatively recent increase in M&A activity is to provide new capacity and innovative ideas for established companies. Unfortunately, playing this way makes it a zero-sum game. More capacity for one brand simply takes it away from another and despite hundreds of millions being spent on capital projects, it simply takes too long.

As background and relative to our own funding, we've received a total of $3.6 million in government grants, low interest loans, equity investments and convertible debt. External funding started with a $25,000 Innovation Fund grant provided through the Lorain County Community College Foundation; a $15,000 deferred payment / low interest loan by the Cuyahoga County New Product Development and Entrepreneurship Loan Fund which in turn was followed by an additional deferred payment / low interest loan in the amount of $123,500 awarded by the Cuyahoga County Department of Development.

Cleveland Whiskey was subsequently awarded a second Innovation Fund award, this time $100,000 in the form of a low interest debt security; in 2013, the company borrowed $150,000 from the Economic and Community Development Institute (ECDI) amortized over 5 years (fully paid in 2018); in 2017, the company borrowed $122,400 from the City of Cleveland amortized over 7 and a half years; and in 2018, the company again borrowed from ECDI, a new loan of $185,000 with a 5 year amortization.

Current outside equity investment in totals roughly $2.4 million plus an additional $500,000 in convertible debt was provided in 2014 by equity investors 30405 Solon SPEC LLC and Cara Zale LLC.

Why are we raising money?

Revenue growth, increased production capacity and customer engagement, those are the key reasons, and each plays an important part in getting the company to a successful exit. As follows:

1. First, support for <u>aggressive revenue growth</u>. Year-on-year revenue was up over 60% in 2017 and we expect to continue that pace into and beyond 2018. To do that, we're investment spending. That's another way to say we purposely run at a loss. It's spending designed to make us a meaningful player in the space while continuing to boost our valuation.

We're bringing on new distributors (we added California and Florida this past year); hiring, training and deploying additional brand ambassadors and sales staff; implementing new sales programs, distributor incentives and marketing campaigns; launching a new business line (Bourbon Infused Smoker Bricx™); planning and staffing new teams for marketing, e-commerce and finance; and continuing product and process development.

As we grow we also need to increase overall operating capital and cash reserves; provide monies for the posting of required cash bonds; make principal and interest payments on debt; continue product development and new product research; support increased finished product inventory and ship our products to more places: it all costs money.

2. At the same time, we need greater production capacity. Our sales trajectory indicates that we hit capacity at our current facility and with our current equipment in early 2019. Even with some expected interim investments at our current site (supported by phased investment funding), we'd hit hard limits later in 2020. More space means economies of scale in our fermentation and distillate runs. That would help to reduce our costs, provide greater production flexibility and ensure optimal margins where there are incentives for local production.

   In addition, a larger facility, with more flexible on-site storage and work space helps us reduce COGS with improved management of raw materials, work in progress and finished inventory. Consider also the production of our recent product extension (www.smokerbricx.com). The use of our bourbon infused wood in barbeque is both scalable and counter-seasonal, but it also needs space for raw material inventory, processing equipment, packaging lines and shipping.

3. Almost every person who comes through an engaging distillery tour or attends a distillery event becomes a brand advocate (if they aren't already). With on-site sales of bottles, t-shirts, glasses and other branded merchandise there's an immediate impact but it extends well beyond the money spent on that occasion. The experience encourages word of mouth and social sharing, generating not just additional awareness but influencing purchase preference as well. With second phase funding to support an expanded facility, we create a more experiential facility which highlights the work we do, how we use innovation and what makes us different and interesting from both a consumer and potential industry partner perspective. We'd also expect to build out an expanded tasting room and commerce area.

Funding / How Much Are We Looking For?

We're seeking a total of $6 million.

We'll do it in phases with initiatives targeted to both non-accredited investors (adding to our motivated "brand ambassador" group) as well as accredited individuals and investment entities. The equity will be leveraged with selected debt, much of which we expect could be subsidized by public entities including the City of Cleveland, Cuyahoga County and the State of Ohio.

Use of Funds:

1. $2,150,000 for increases in production capacity, system reliability and technology improvements. Includes engineering design and build-out of multiple modular reactor systems and associated support infrastructure, integrated fermentation systems, batch and continuous distillation equipment as well as necessary blending/filtration, storage and production bottling equipment. Additions to support equipment associated with the transport and packaging of materials ranging from pumps and piping to fork lifts and pallet wrappers.

2. $1,625,000 for aggressive market expansion. The objective is to continue and accelerate revenue growth, build and support both our domestic and international distribution and marketing footprint, expand shelf presence and build brand awareness. Includes operating capital for channel support and requisite inventory build-up including near-term operating losses associated with rapid growth.

3. $1,500,000 for space/building acquisition, necessary rehabilitation (as applicable), architecture and space design, legal fees, signage, core utility upgrades and build out including production space, tasting room and consumer centric areas, office, meeting areas, storage, repair, loading docks and storage/assembly space. This will be the new home of Cleveland Whiskey.

4. $500,000 to be used for growth of our organizational infrastructure and management team including additional leadership and bench strength for marketing and sales, finance and accounting, engineering and production/operations. Includes expanded training programs, insuring a safe work environment and establishing production and operational guidelines.

5. $225,000 for the anticipated external costs, including legal, specialty consulting and marketing initiatives associated with the offering. In addition, building out a new distillery will take more than just the equity investment outlined in this plan. We would expect to leverage the equity with debt, much of which we expect could be subsidized by public entities including the City of Cleveland, Cuyahoga County and the State of Ohio. There will be legal and accounting costs, loan processing fees and other related costs associated with any debt taken on to support our growth plan.

Note: Actual numbers and proportional spending subject to change based on the amount and timing of equity funding as well as the availability and terms associated with additional debt if required.

Management

Serial entrepreneur **Tom Lix** is Cleveland Whiskey's founder and CEO He was the President and Chairman of application services provider Public Interactive® which he founded in 1995 (acquired by National Public Radio® http://digitalservices.npr.org) and the former President of Market Pulse™, a Cambridge-based database software company and subsidiary of Computer Corporation of America.

Previously, he was President/Chief Operating Officer of Connecticut based Yankelovich Partners (http://thefuturescompany.com/, where he consulted for leading food, beverage, hospitality and entertainment companies.

The list includes, among others, Guinness PLC, Proctor & Gamble, H. J. Heinz Company, Unilever, PepsiCo, The Clorox Company, Burger King, Harrah's Entertainment and the InterContinental Hotel Group. In addition, Lix has consulted to leading media companies and brands such as HBO®, *Time* magazine, and MTV Networks; travel and transportation companies including American Airlines, Amtrak and Northwest Airlines (now Delta); as well as service delivery and technology innovators that included American Express, FedEx® and Visa.

Reese Edwards is Cleveland Whiskey's Controller. After graduating from Tulane University in New Orleans, Reese was a roadie for a punk band before joining corporate America. He spent four years at Deloitte in the audit practice, then the next 10 years in publicly traded multi-national manufacturing companies. During his career, Reese was involved in multiple M&A deals on both the buy and sell side, with deals ranging from $6.5 million to $1.8 billion. He is a Certified Public Accountant, and the only Cleveland Whiskey employee that does not drink whiskey.

Rich Kopronica, a no-nonsense, high achieving former Quicken Loans Banker, joined Cleveland Whiskey in 2013 and has been instrumental in achieving our current distribution footprint, building a top performing sales team and developing effective and creative sales programs. Currently our National Sales Director for BRICX, Kopronica is responsible for establishing our new retail network and overall sales revenue.

Andrew Lix, eldest son of company founder Tom Lix and another Quicken Loans alumnus, Lix is our National Sales Manager for Whiskey. He's held various sales and marketing positions since joining the company in late 2012, only a few months before the company shipped its first bottles.

Ethan Snyder, Distillery Manager, has a natural aptitude for engineering and mechanics that is uniquely suited for the technology we engage at Cleveland Whiskey. With over six years of production and distillation experience, Snyder is a three-time Division II Track and Field All-American who brings a disciplined approach to process flow, staff training, product development and continuous quality improvement.

Rebecca Harmon, Marketing Director. Thoughtful and experienced integrator of design, art and analytics. Harmon is a new addition in 2018, leading in-house development of an expanded team tasked with ratcheting up company messaging across all platforms, expanding company events and reviewing all product and marketing design elements.

The company currently employs 15 FTE's with 7 in Sales and Marketing, 6 in Operations and 2 in Finance and Administration.

Board of Managers

Kevin Cash is currently the Chief Financial Officer at Orrick, Herrington and Sutcliffe LLP, an international law practice with over 1,000 lawyers and offices in over 25 cities. Previously the Chief Financial Officer at Baker & Hostetler, LLP as well as an Advisory Services Partner at Ernst & Young. Kevin holds credentials as a Certified Public Accountant (CPA), a Certified Information Systems Auditor (CISA), Certified Information Security Manager (CISM) and Diplomate of the American Board of Forensic Accountants (DABFA).

David Haynes is the Managing Director at Blue Fire Beacon, a B2B strategic marketing and advisory firm. The former Vice President of Sales and Marketing at Transtar, a $600m private equity-owned automotive aftermarket parts marketer and distributor, Haynes previously held positions as Vice President of Marketing at Honeywell International, Executive Vice President, Sales and Marketing at Fabcon (contract manufacturer in the telecom and medical device sectors) and Co-Founder at the enterprise software firm Primal Solutions.

Blake Squires is a Partner at Hatch LLC. He founded and was CEO of Movable as well as the founder and Chief Strategy Officer for Findaway, makers of Playaway® preloaded digital devices. Previously he co-founded Adcoda Inc, a digital music download company and was a founder and Chief Operating Officer of Everstream, a streaming media and digital cable analytics company.

Rebecca White is the Vice President of Corporate Development at leading transportation and logistics company Kenan Advantage Group. Previously the Director, Industrial Group and Head of the Capital Raising Practice at the boutique investment banking firm Western Reserve Partners, LLC, she was formerly part of the Mergers and Acquisitions group at KeyBanc Capital Markets with over 35 sell-side M&A transactions to her credit.

Liability and Risk

While we might assert that the CW business has no more risk than a typical manufacturing facility, there are potential liabilities associated with employees, contracts, distributors and customers as well as political and financing entities. We can classify the risk and liability categories into four distinct groups, specifically (1) Manufacturing Risk, (2) Market Risk, (3) Financial Risk and (4) Regulatory Risk.

Manufacturing Risk is attenuated with adequate insurance as well as the implementation of safety protocols to ensure that safety and health standards are adhered to. In addition, and common to brewing, winemaking and distillery operations, adherence to a clean production environment and quality standards associated with the product(s) is required. Activity logs, established formulations and operational procedures are required to insure consistent quality and limit unscheduled down-time.

Market Risk is always something to consider but it can be managed and minimized with effective and on-going consumer research, product testing and evaluation, diversity of product lines and brands brought to market, supply chain analysis, competitive intelligence and productive sales and marketing initiatives.

Financial Risk, whether it's unexpected deviations from plan, cash flow variations, interest rate and/or raw material rate increases, all contribute and yet can be managed. The risk is always present however good management in the form of financial controls and information systems, fiscally conservative leadership and well thought out growth strategies can and should minimize overall risk.

Regulatory Risk applies to changes in legislation and rule interpretation at the federal, state and international level. Cleveland Whiskey is an active member of the Ohio Distillers Guild, the American Craft Spirits Association, DISCUS (Distilled Spirits Council of the United States) and the American Distilling Institute which helps us to leverage our influence appropriately. Additionally, the company has engaged counsel and consultants to assist navigating areas where in-house knowledge is insufficient.

Summary

What we're proposing is disruptive. We're not only changing traditional whiskey production, but established business and financial models as well.

Our approach will have a significant impact on the existing cost structures associated with product manufacturing, enable cost efficient market focused products and provide opportunities to rapidly enter new and expanding world export markets. We see multiple value creators including the technology and the brands we create.

For additional information, contact:

Tom Lix, Founder/CEO
(Mobile) 216.392.8891
(Distillery) 216.881.8481 x 3489
tlix@clevelandwhiskey.com

Reese Edwards, Controller
(Mobile) 440.864.0112
(Distillery) 216.881.8481 x 8610
redwards@clevelandwhiskey.com

APPENDIX: Pro-Forma Financial Statements

	2018	2019	2020	2021	2022
Revenue					
Alcohol Sales	1,908,553	3,438,535	5,191,263	8,565,584	12,848,376
Smoker BRICX Sales	750,000	1,005,000	1,484,006	2,967,339	4,451,485
Other Sales	1,704	51,239	119,963	199,312	273,160
Total Revenue	2,660,257	4,494,774	6,795,232	11,732,235	17,573,021
Cost of Sales					
COGS Alcohol	777,173	1,297,816	2,076,505	3,426,234	5,139,350
COGS BRICX	444,967	301,500	429,202	890,202	1,335,446
COGS Other	214	47,963	66,739	72,018	97,342
Total COGS	1,222,353	1,647,279	2,572,446	4,388,453	6,572,138
Gross Margin	1,437,904	2,847,495	4,222,786	7,343,782	11,000,883
GM %	54.1%	63.4%	62.1%	62.6%	62.6%
Selling Expenses					
Wages and Commissions	600,174	750,217	975,283	1,365,396	1,638,475
Distributor Costs	255,004	357,006	526,063	736,489	883,786
Other Selling	54,311	55,642	91,341	142,213	174,450
Total Selling Expenses	909,489	1,162,865	1,592,687	2,244,097	2,696,711
Marketing Expenses					
Wages and Commissions	199,875	239,850	383,761	460,513	552,615
Marketing Materials	146,681	234,690	293,362	366,703	440,043
Total Marketing Expenses	346,556	474,540	677,123	827,215	992,658
General and Admin Expenses					
Wages	227,032	272,439	490,390	686,545	755,200
Other	104,614	177,149	278,400	330,560	364,000
Federal Excise Taxes	35,118	60,024	96,038	158,463	237,695
Total General and Admin	366,764	509,612	864,828	1,175,569	1,356,895
Interest and Other	25,841	40,000	45,000	39,600	39,600
Pre-Tax Income (Loss)	(210,746)	660,479	1,043,148	3,057,300	5,915,019

Note: Actual financials may differ from the projections depending upon execution of the business plan, including but not limited to the amount of funds raised in the offering and how these funds are deployed and allocated (capital expenditures or deductible expenditures) and the application of GAAP.

APPENDIX: Technology Development and Research

Existing producers of whiskey are stuck with tradition. Using time and seasonal change, coupled with clear spirits and often expensive and hard to source oak barrels to age whiskey, producers have created their own constraints. An aging process which takes anywhere from 6 to 12 years.

The whiskey must be continually absorbed into and released from the oak pores to both subtract undesirable flavors and add the desirable ones. Changes in temperature facilitate the process by altering the molecular motion of the fluid, improving flow along surface areas and facilitating pressure changes within the container itself. In traditional practice, this is a natural occurrence with daily temperature differentials changing pressure in the barrel. You'll notice that Scotch is typically aged for a longer time than Kentucky Bourbon. Temperatures, on average, are milder in Scotland and daily differentials are smaller, which account for a less active and therefore slower natural process.

The Cleveland Whiskey pressure-aging process combines a significant increase in surface area, while also dramatically accelerating the cycle of temperature and pressure change associated with the aging of whiskey. Increasing the frequency and range of pressure differentials within a controlled oxygenated environment dramatically speeds the "traditional" maturation process.

Importantly, the technology provides a series of competitive advantages. Our process provides for substantial reductions in production cycles, systematic improvements and innovation in flavor development, quantifiable reductions in the risks associated with maintaining long-term inventories and dramatic changes in the time required for new product development. Not insignificant is the elimination of what the industry fondly calls the "angel's share", evaporative loses which cumulative can range from 30 to 40% during the time in which spirits are traditionally "aged" in a barrel. Resultant COGS savings, depending on the stage at which our process is enabled can be significant.

During our 2012 pre-production phase, we conducted a series of controlled experiments using our newly developed pressure-based maturation system. With each run independently tested, analyzed and profiled using gas chromatography/mass spectrometry technology and pattern recognition procedures (*J. Agric. Food Chem.* 2006, 54, 1982 - 1989: "Supervised Pattern Recognition Procedures for Discrimination of Whiskeys from Gas Chromatography/Mass Spectrometry Congener Analysis"). Analysis for the pre-production samples was outsourced to Kentucky based Brewing and Distilling Analytical Services (to insure both accuracy and results verification/credibility).

As part of the analytical process, test profiles were compared to a series of known control samples (traditionally aged spirits based on identical pre-barrel inputs) as well as other "branded" products. Each subsequent experimental wave further defined which of the test batches proved closest to the profiles and parameters of the control samples.

Selection of those test batches which were either (1) very similar to the control, (2) identical to the control or (3) superior to the control. Each successive test has contributed to the process of optimizing variables and values associated with our proprietary process of pressure aging.

The results of our pressure-aging and flexible maturation process have been incredibly successful. Our ability to rapidly experiment, incorporate continuous improvements and develop aromas and flavors outside the limits of traditional production has been demonstrated not only in blind taste tests, but with a string of awards and medals at competitions around the world.

The process has also enabled the production of marketable wood by-products. The selected wood we use to make our whiskey, carefully sized, measured and moisture controlled which after production results in a bourbon infused small block suitable for use in barbeque and smoking.

Monetized as Bourbon Infused Smoker Bricx™, the blocks are packaged wet and sold both through retailers and on-line (www.smokerbricx.com). The new product line was soft-launched in late 2017 with investment in sales and marketing on track for 2018.

The company maintains a series of carefully guarded trade secrets associated with the process and has been issued United States Patent (8,889,206) with another currently being reviewed (U.S. Patent Application No. 15/925,188).